EXHIBIT 99.6

Press Release

Total Inaugurates Its Thousandth Solar-Powered Service Station

Marrakech, August 26, 2019 - Total today inaugurated its thousandth solarized service station, powered by solar panels. The rooftop solar systems at the TOTAL Palmeraie retail outlet in Marrakech, Morocco, are a milestone in the company’s program to solarize certain of its service stations worldwide, begun in late 2016.

Total’s goal is to solarize 5,000 stations in 57 countries. Work will accelerate in the coming months to reach around 1,000 stations per year. More than a third of TOTAL retail network stations worldwide will be equipped with high-efficiency SunPower solar panels.

Total is also solarizing production sites, such as plants and refineries, and office buildings. A number of projects to equip various plants or office buildings with solar panels have been identified, adding up to a nominal power of more than 200 MW-peak, equivalent to the electricity demand of a city of 200,000 people.

"TOTAL service stations around the world are designed as one-stop shops offering customers tailor-made services that are easy to access and use," comments Momar Nguer, President of Total Marketing & Services and member of Total’s Executive Committee. "The service stations equipped with solar panels are more independent of the grid and showcase our know-how and expertise in renewable energies. Consistent with Total’s ambition to become the responsible energy major, the program will reduce our retail network’s carbon emissions by more than 50,000 tons per year."

"Solarizing Total’s service stations is fully aligned with our strategy of generating and supplying distributed renewable electricity," adds Julien Pouget, Senior Vice President, Renewables at Total. "We’re proud to inaugurate our thousandth solar-equipped retail outlet. This milestone achievement reflects Total’s commitment to using solar power at our sites and our ability to support our industrial and commercial customers with cleaner, more affordable and safer electricity."

The recently solarized TOTAL Palmeraie service station inaugurated today in Marrakech has 134 square meters of photovoltaic panels. The system will produce 45 megawatt-hours of power per year and reduce the retail outlet’s carbon emissions by 30 tons per year.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that are expected to account for 15 to 20% of its sales by 2040. Total's gross low-carbon power generation capacity worldwide currently stands at almost 7 gigawatts, of which 3 gigawatts from renewable energies.

With more than 40 years of solar experience, Total actively contributes to the growth of solar energy across the world by designing and operating utility-scale power plants and supplying industrial and commercial customers with solar energy generated at their own sites.

About the Marketing & Services division of Total

The Marketing & Services division of Total develops and markets products primarily derived from crude oil, along with all of the associated services. Its 31,000 employees are present in 107 countries and its products and services offers are sold in 150 countries. Every day, Total Marketing & Services serves more than 8 million customers in its network of over 14,000 service stations in 82 countries. As the world’s fourth largest distributor of lubricants and the leading distributor of petroleum products in Africa, Total Marketing & Services operates 50 production sites worldwide where it manufactures the lubricants, bitumen, additives, special fuels and fluids that sustain its growth.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.